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[Letterhead of the Penn Mutual Life Insurance Company]

May 1, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Penn Mutual Variable Life Account I - CIK No. 0000810579; Request for Withdrawal of Registration Statement on Form S-6
             (File No. 333-35022)
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Ladies and Gentleman:

         On April 18, 2000, on behalf of The Penn Mutual Life Insurance Company (the "Company") we intended to file Post Effective Amendment No. 11 to the Company's Registration Statement on Form S-6. However, due to printer error it was inadvertently filed as an initial Registration Statement on Form S-6 (File No. 333-35022 and Accession No. 0000950116-00-000906). Upon discovering the mistake, we refiled Post Effective Amendment No. 11 pursuant to Rule 485(b) under the Securities Act of 1933 (the "1933 Act") (File No. 033-54662 and Accession No. 0000950116-00-000909).

         Accordingly, pursuant to Rule 477(a) under the 1933 Act, we request the withdrawal of the initial Registration Statement (File No. 333-35022 and Accession No. 0000950116-00-000906).

         Should you have any questions or comments, please do not hesitate to call Lusine Moshkounian at 215-963-5459.

Sincerely,

/s/ Ann M. Strootman

Ann M. Strootman

Cc:      C. Ronald Rubley, Esquire
         Lusine Moshkounian, Esquire